SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number: 001-34476

Banco Santander (Brasil) S.A.
(Exact name of registrant as specified in its charter)

Rua Amador Bueno, 474
São Paulo, SP 04752-005
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander (Brasil) S.A.

TABLE OF CONTENTS

Item

1	Notice to shareholders dated October 11, 2009

Item 1

BANCO SANTANDER (BRASIL) S.A.
CNPJ/MF nº 90.400.888/0001-42
Publicly-Held Company (with authorized capital)
Rua Amador Bueno, nº 474, São Paulo - SP

NOTICE TO SHAREHOLDERS

BANCO SANTANDER (BRASIL) S.A. (“Santander” or “Bank”) informs its shareholders and the market that its Board of Directors approved on October 13, 2009 the increase of the corporate capital of the Bank in the amount of R$ 12,337,500,000.00 (twelve billion, three hundred and thirty seven million, and five hundred thousand reais), in the context of the public primary offering of 525,000,000 (five hundred and twenty five million) certificates of deposit of shares (“Units”) issued by the Bank, registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) under No. CVM/SRE/REM/2009/008 (“Public Offering”). Such capital increase was, in turn, homologated on October 14, 2009 by the Central Bank of Brazil pursuant to applicable rules (“Approval”).

As a result of the Approval, according to the Brazilian Final Prospectus of the Public Offering (cover page and under the title “Approval by the Central Bank and Settlement of the Offer with Units” on pages 34 and 58), as from October 16, 2009, the Units, each representing 48.125 subscription receipts of common shares, 6.875 common shares, 43.750 subscription receipts of preferred shares and 6.250 preferred shares, will automatically represent 55 (fifty-five) common shares and 50 (fifty) preferred shares issued by the Bank, without any action from the investors being required, continuing to be traded in the special segment of negotiation of securities of the BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros, governed by the Corporate Governance Level 2 Listing Rules, under ticker “SANB11” (ISIN code of the Units: BRSANBCDAM13).

São Paulo, October 14, 2009.

Banco Santander (Brasil) S.A.
Carlos Alberto López Galán
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander (Brasil) S.A.

Date:	October 14, 2009	By:	/s/ Pedro Paulo Longuini
			Name:	Pedro Paulo Longuini
			Title:	Director and Executive Vice President

By:	/s/ Marcos Matioli de Souza Vieira
	Name:	Marcos Matioli de Souza Vieira
	Title:	Executive Director